FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the months of December 2003, and January and February 2004

Commission File Number: ___________________



                       TTI TEAM TELECOM INTERNATIONAL LTD.

                 (Translation of registrant's name into English)

         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F_X_____         Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
-------------



Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
---------------



Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 10.3 and the financial statements attached as part of Exhibit 10.4 of this report furnished on Form 6-K are hereby incorporated by reference into the registrant's Registration Statements on Form F-3 and the registrant's Registration Statements on Form S-8, and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: TTI Telecom's Netrac Trouble Ticket Application Receives Remedy's Award for Innovation in Product Development, dated December 17, 2003.

2. Press Release: European GSM Provider Selects TTI Telecom's Service Assurance Solution, dated January 7, 2004.

3. Press Release: TTI Telecom Provides Update on Chairman, dated February 10, 2004.

4. Press Release: TTI Telecom Reports Fourth Quarter and Fiscal 2003 Results, dated February 17, 2004.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                           TTI Team Telecom International Ltd.



Date: February 19, 2004                    By:   /s/ Israel (Eli) Ofer
                                                 ----------------------
                                                 Chief Financial Officer

                                  EXHIBIT INDEX


Exhibit   Description
Number    of Exhibit


10.1     Press Release:   TTI Telecom's Netrac Trouble Ticket Application
                          Receives Remedy's Award for Innovation in Product
                          Development, dated December 17, 2003.

10.2     Press Release:   European GSM Provider Selects TTI Telecom's Service
                          Assurance Solution, dated January 7, 2004.

10.3     Press Release:   TTI Telecom Provides Update on Chairman, dated
                          February 10, 2004.

10.4     Press Release:   TTI Telecom Reports Fourth Quarter and Fiscal 2003
                          Results, dated February 17, 2004

                                  EXHIBIT 10.1


Corporate Contacts:


Avichai (Avi) Levy
Senior VP, Global Marketing
TTI Telecom Ltd.
T: +1.201.795.3883 Ext. 202
F: +1.201.795.3920
e-mail: avichai@tti-telecom.com


             TTI TELECOM'S NETRAC TROUBLE TICKET APPLICATION RECEIVES REMEDY'S
                  AWARD FOR INNOVATION IN PRODUCT DEVELOPMENT



Hoboken, New Jersey - December 17, 2003 - TTI Team Telecom International Ltd. (NASDAQ: TTIL), a leading supplier of Operations Support Systems (OSS) and Business Support Systems (BSS) for telecom service providers, announced that it received an award for Innovation in Product Development for its Netrac Trouble Ticket (NeTkT) application from Remedy, a BMC Software company providing Service Management software. The award was presented to TTI Telecom at last month's Remedy User Conference.


TTI Telecom's Netrac Trouble Ticket (NeTkT) application, which is implemented on the Remedy-ARS platform, manages trouble reports from creation to resolution, closure and archiving. NeTkT has been implemented at numerous customer sites, and most recently, was selected by Orange UK as part of a LogicaCMG contract for a trouble-ticket system.



Commenting on the award, Avichai (Avi) Levy, TTI Telecom's senior vice president, Global Marketing, stated, "We are honored to have been chosen by Remedy for innovation in product development. TTI Telecom is dedicated to developing cutting-edge products such as NeTkT and to continuously enhancing them to meet customers' technological and business needs."


"Our best-in-class Netrac Trouble Ticket application gives service providers powerful tools to manage trouble reports from creation to resolution, and achieve better control and management of the problem resolution lifecycle," continued Levy. "It is extremely gratifying to receive such positive recognition from one of the world's leading companies, and we will continue to deliver value by meeting and exceeding our customers' expectations."

Innovations in product developments for which TTI Telecom's NeTkT was recognized:

Configuration Manager - NeTkT's easy-to-use GUI allows administrators to manage every aspect of the application and make changes quickly and flexibly from a single, consistent interface. The system can be tailored to suit service providers' unique business needs through the implementation of their internal business rules and policies: administrators can define access permissions for users and user groups; default definitions for Category, Type and Item, Urgency and Status attributes; as well as automatic escalations and notifications policies.

Notification and Escalation mechanism - Administrators can define notification and escalation rules based on various criteria and time-driven conditions, without changing program code. NeTkT's advanced notification mechanism allows users to define how and where to send notifications (e.g. screen pop-up, e-mail, SMS). Moreover, new notification methods such as pager or fax can be introduced and implemented within NeTkT in a quick and efficient manner, by using NeTkT's "Notification plug-in" architecture.

User Availability - This added-value mechanism developed by TTI Telecom enables administrators to know which users are online at any given moment. This is useful when deciding who to assign tickets to, or when a "must deliver" system notification should be sent to an available agent.


About NeTkT:

TTI Telecom's Netrac Trouble Ticket manages trouble tickets from creation through resolution. The system can be tailored to meet service provider's unique business needs through the implementation of their internal business rules and trouble management procedures within the system. Based on customer-defined criteria, NeTkT automatically assigns tickets to individual users or user groups for evaluation, prioritization and corrective action. NeTkT tracks the ongoing problem resolution process, and if a problem is not solved in a timely fashion, sends notifications (by pager, e-mail, SMS, etc.) to the most suitable personnel, and/or escalates the problem to management for immediate treatment.

NeTkT comes with a Solutions Knowledge Base, which documents and stores past successful solutions and allows users to easily retrieve and reuse past successful solutions to solve recurring problems. The system's open APIs facilitate seamless integration with other systems in a service provider's network environment, allowing for the creation of trouble tickets from within Netrac and third-party Fault Management and Customer Care systems.


Netrac Trouble Ticket features include:

Activity Log - Records all user activity, and enables administrators to produce report statistics and summaries for audit and analysis purposes. NeTkT enables historical analysis of problem solving efficiency by tracking metrics such as the time a ticket was opened until it closed, the amount of time a ticket spent in each stage, workflow bottlenecks, etc.


Security mechanism - Administrators can easily define a password policy via the Configuration Manager, such as minimum/maximum characters length; password expiry date, use of special characters, etc.


Trouble Ticket Relation - Relates tickets to one another, thereby reducing the number of separate tickets that must be dealt with (Parent-Child; Related connection).

Full web support - Enables remote users to access trouble tickets from a distance via a standard Internet browser.


About TTI Telecom:
TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 60 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.
Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.
                                       ###

                                  EXHIBIT 10.2


Corporate Contacts:


            Meir Lipshes                          Sanjay Hurry
            Chief Executive Officer               Investor Relations Officer
            TTI Telecom Ltd.                      TTI Telecom Ltd.
            T: +1.972.3.922.1262                  T: +1.201.795.3883 Ext. 220
            F: +1.972.3.922.1249                  F: +1.201.795.3920
            meirl@tti-telecom.com                 sanjay@tti-telecom.com



     EUROPEAN GSM PROVIDER SELECTS TTI TELECOM'S SERVICE ASSURANCE SOLUTION



Hoboken, N.J. - January 07, 2004 - TTI Team Telecom International Ltd. (NASDAQ:
TTIL), a leading supplier of Operations Support Systems (OSS) and Business Support Systems (BSS) for telecom service providers, today announced that it was awarded a contract from a leading Italian service provider offering fixed line, mobile and Internet services. The service provider has selected TTI Telecom's Service Assurance solution, consisting of the Fault Management and NetImpact applications, for its GSM network.

The service provider's wireless network supports over 8 million customers, and spans a multitude of disparate equipment from the leading vendors in the market. With TTI Telecom's Fault Management application, the customer will be able to obtain a consolidated, prioritized view of all alarms in its multi-vendor network on a single screen. The Fault Management application will allow operations staff to rapidly detect and address network faults, significantly cut down on network downtime, and maximize quality of service (QoS) in the network.

In addition, TTI Telecom's NetImpact solution provides a real-time view of faults and the associated affected services and customers. Using this information, operations staff can prioritize repair activities based on monetary and business impact considerations.

"This contract award is indicative of our ongoing penetration of the top-tier wireless service provider community in Europe," stated Meir Lipshes, chief executive officer of TTI Telecom. "It reinforces our position as a leading global provider of Service Assurance solutions, which empower service providers to proactively manage their networks and address issues before they impact the QoS delivered to customers. In today's market especially, a Service Assurance solution such as TTI Telecom's is crucial to a service provider's success and profitability."

TTI Telecom's Fault Management application will monitor the customer's GSM multi-vendor network in real-time. The application provides a single interface to view all the alarms stemming from the heterogeneous equipment, speeding response to failures and reducing mean-time-to-repair. In addition, TTI Telecom's NetImpact application will provide a real-time view of problems in the network in relation to their impact on the business.

About TTI Telecom:
TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 60 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information about TTI Telecom, please visit the company's Web site at www.ttitelecom.com.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

                                       ###

                                  EXHIBIT 10.3


Corporate Contacts:


            Meir Lipshes                           Sanjay Hurry
            Chief Executive Officer                Investor Relations Officer
            TTI Telecom                            TTI Telecom
            T: +1.972.3.922.1262                   T: +1.201.795.3883 Ext. 220
            F: +1.972.3.922.1249                   F: +1.201.795.3920
            meirl@tti-telecom.com                  sanjay@tti-telecom.com



                     TTI TELECOM PROVIDES UPDATE ON CHAIRMAN



Petach Tikva, Israel - February 10, 2004 - TTI Team Telecom International Ltd. (NASDAQ: TTIL) (the "Company"), a leading supplier of operations support systems ("OSS") and business support systems ("BSS") for telecom service providers, today announced that, further to its press release of September 17, 2003, Mr. Shlomo Eisenberg, the Chairman of its Board of Directors and one of the members of the controlling group of shareholders of the Company's indirect majority shareholder, earlier today was sentenced to 18 months in prison, received an 18-month suspended sentence and was fined NIS 1 million (approximately US$225,000) in connection with his previously reported conviction in Israel of various matters unrelated to his role with the Company. Mr. Eisenberg has advised the Company that he intends to appeal his conviction and sentencing, which appeal must be submitted within 45 days from the date of sentencing. Mr. Eisenberg's prison term (if any) would not commence until the Israeli Supreme Court renders its decision on Mr. Eisenberg's appeal. Under current Israeli law, if the conviction and sentence are not overturned on appeal, Mr. Eisenberg might be disqualified from serving as a director of the Company.


About TTI Telecom:
TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for operations support systems ("OSS") and business support systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 60 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.



Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.
                                       ###

                                  EXHIBIT 10.4


Corporate Contacts:


            Meir Lipshes                    Sanjay Hurry
            Chief Executive Officer         Investor Relations Officer
            TTI Telecom Ltd.                TTI Telecom Ltd.
            T: +1.972.3.922.1262            T: +1.201.795.3883
            F: +1.972.3.922.1249            F: +1.201.795.3920
            meirl@tti-telecom.com           sanjay@tti-telecom.com




                     TTI TELECOM REPORTS FOURTH QUARTER AND

                               FISCAL 2003 RESULTS


Petach Tikva, Israel - February 17, 2004 - TTI Team Telecom International Ltd. (Nasdaq: TTIL) ("the Company"), a leading supplier of Operations Support Systems
(OSS) and Business Support Systems (BSS) for telecom service providers, today announced results for the fourth quarter ended December 31, 2003.



Total revenues for the fourth quarter of 2003 were $12.0 million, compared to $10.7 million for the fourth quarter of last year. Operating loss for the quarter was $6.5 million compared to an operating loss of $16.8 million for the same quarter of 2002, and net loss was $5.8 million, or $0.49 per diluted share, versus a net loss of $14.3 million, or $1.20 per diluted share, in the same quarter last year. 2002 figures for operating loss and net loss include a one-time charge of approximately $7.5 million relating to a customer termination. Excluding this charge, operating loss and net loss for the fourth quarter of 2002 were $9.3 million and $6.8 million, or $0.57 per diluted share, respectively.



The Company ended the fourth quarter with approximately $35 million in cash and liquid investments, which represents a minor decrease as compared to the previous quarter.



Total revenues for the fiscal year ended December 31, 2003 were $45.9 million versus $58.3 million for 2002. Operating loss for the year was $33.3 million, compared to an operating loss of $14.9 million reported for the same period of 2002, and net loss was $30.1 million, or $2.53 per diluted share, versus a net loss of $10.9 million, or $0.92 per diluted share, last year. Operating loss and net loss for 2002 includes the previously mentioned customer termination charge, and operating loss and net loss for 2003 includes one-time impairment charges relating to capitalized software and goodwill totaling $6.9 million. Excluding the customer termination charge, operating loss and net loss for 2002 were $7.4 million and $3.4 million, or $0.28 per diluted share, respectively. Excluding the impairment charges, operating loss and net loss for 2003 were $26.4 million and $23.2 million, or $1.95 per diluted share, respectively. The Company ended the year with a backlog of $23 million in orders to be delivered over the next 12 months.



"The addition of a new, tier-1 wireless customer in North America, coupled with follow on orders from existing customers globally and improved operating cash flow, resulted in sequentially higher revenues, a smaller net loss and a significantly reduced cash burn rate in the quarter," stated Meir Lipshes, chief executive officer of TTI Telecom. "We also added to our reseller base with the addition of two, leading equipment vendors and expanded our relationship with a third."



"Despite the lackluster telecom environment, we increased our exposure to opportunities globally," continued Lipshes. "We expanded our sales coverage with the addition of seasoned salespeople globally and several new reseller partners and added new features and new solutions to our product offering. In addition, we announced that our research and development efforts would be focused on developing our NGOSS family of products under our proven Netrac platform to provide a comprehensive solution for next-generation architectures and managed IP services. Certain modules from the NGOSS family of products are currently being commercially deployed by one of our Tier-1 customers, and in total, our efforts in the year have yielded several new Tier-1 and Tier 2 wireless and wireline customers globally and achieved greater penetration of many existing customer accounts."



Concluded Lipshes, "As a result of our activities in 2003, we believe we have built an infrastructure that will enable us to capitalize upon any upturn in the telecommunications market to return to profitability and show rapid growth. Taken together, our strategy, solid financial foundation, market-leading products and strong customer relationships are the key ingredients in creating value for our stockholders and customers in 2004."




Conference Call Information:
A conference call has been scheduled for 12:00pm ET today, February 17, 2004, during which management will discuss the Company's performance for the quarter. The call can be accessed via live webcast through the Investor Relations portion of the TTI Telecom web site, www.tti-telecom.com. A telephone replay of the call will also be available starting one hour after the completion of the call until 5:00pm ET on February 24, 2004. To access the replay, please dial +1.888.286.8010 (International dialers can call +1.617.801.6888), participant code "50426865". The webcast of the conference call will be archived on the TTI Telecom web site.



About TTI Telecom:
TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 60 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, visit the Company's web site at www.tti-telecom.com.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.


                                -tables to follow


                         TTI TELECOM INTERNATIONAL LTD.

                               STATEMENT OF INCOME

              (in thousands of U.S. dollars except per share data)


                                                                   Three months ended                 Year ended
                                                                      December 31,                   December 31,
                                                        -------------------------------------------------------------------
                                                                   2003              2002             2003           2002
                                                        -----------------  ---------------- ------------------------------

Revenues

  Product                                                         $9,068            $7,471         $33,831        $47,021
  Service                                                          2,899             3,217          12,036         11,320

                                                        -----------------  ----------------   --------------- ---------------
Total revenues                                                    11,967            10,688          45,867         58,341
                                                        -----------------  ----------------   --------------- ---------------

Cost of revenues:
  Product                                                          7,437             8,325          29,619         27,398
  Service                                                          1,544             1,682           6,368          5,675
  Impairment of capitalized software
  development costs                                                    0                 0           5,864              0
                                                        -----------------  ---------------- ---------------   ---------------

Total cost of revenues                                             8,981            10,007          41,851         33,073
                                                        -----------------  ---------------- ---------------   ---------------

Gross profit                                                       2,986               681           4,016         25,268
                                                        -----------------  ---------------- ---------------   ---------------

Operating expenses:
  Research and development, net                                    2,974             2,376          10,318          7,958
  Sales and marketing, net                                         4,929             5,759          19,465         17,725
  General and administrative                                       1,609             1,853           6,510          6,980
  Impairment of goodwill                                               0                 0           1,052              0
  Provisions for doubtful accounts                                     0             7,456               0          7,456

                                                        -----------------  ---------------- ---------------   ---------------
Total operating expenses                                           9,512            17,444          37,345         40,119

Operating loss                                                    (6,526)          (16,763)        (33,329)       (14,851)
Financial income, net                                                625             1,260           2,793          3,412
                                                        -----------------  ---------------- ---------------   ---------------

Income before taxes on income                                    (5,901)          (15,503)        (30,536)       (11,439)
Taxes on income                                                    (104)           (1,244)           (456)          (585)
                                                        -----------------  ---------------- ---------------   ---------------
Net loss                                                        $(5,797)         $(14,259)       $(30,080)      $(10,854)
                                                        =================  ================ ===============   ===============

Basic net loss per share                                         $(0.49)           $(1.20)         $(2.53)        $(0.92)
                                                        =================  ================ ===============   ===============

Diluted net loss per share                                       $(0.49)           $(1.20)         $(2.53)        $(0.92)
                                                        =================  ================ ===============   ===============

Number of shares used in computing

basic loss per share                                          11,872,052        11,872,052      11,872,052     11,852,808
                                                        =================  ================ ===============   ===============

Number of shares used in computing
                                                        -----------------  ---------------- ---------------   ---------------
diluted loss per share                                        11,872,052        11,872,052      11,872,052     11,852,808
                                                        =================  ================ ===============   ===============





                         TTI TELECOM INTERNATIONAL LTD.
                           CONSOLIDATED BALANCE SHEETS
                         (in thousands of U.S. dollars)
                                                                         12/31/2003          12/31/2002
ASSETS
Current Assets:

Cash and cash equivalents                                                   $13,901             $33,972
Short term bank deposits                                                      4,365               1,229
Marketable securities                                                        15,767              12,889
Trade receivables                                                            10,738               9,798
Unbilled receivables                                                          6,590              10,457
Prepaid expenses and other accounts receivable                                2,728               4,512
                                                                 -------------------  ------------------

Total current assets                                                         54,089              72,857
                                                                 -------------------  ------------------


LONG-TERM INVESTMENTS:
Long term deposits                                                              973                   0
Investment in affiliate                                                         165                 165
Severance pay fund                                                            4,075               3,429
Long-term pre-paid expenses                                                     200                 500
Deferred tax                                                                  1,647               1,188
Long-term receivables                                                         3,038               2,855
                                                                 -------------------  ------------------

Total long-term investments                                                  10,098               8,137

PROPERTY AND EQUIPMENT:
Cost                                                                         21,948              21,391
Less - accumulated depreciation                                              14,110              11,939

                                                                 -------------------  -------------------
Property and equipment, net                                                   7,838               9,452

OTHER INTANGIBLE ASSETS, NET                                                  4,581              12,967
GOODWILL                                                                          0               1,052

Total assets                                                                $76,606            $104,465
                                                                 ===================  ==================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Trade payables                                                               $4,588              $3,458
Related parties                                                               1,176                 713
Deferred revenues                                                             3,591               1,265
Other accounts payable and accrued expense                                    6,164               8,134
                                                                 -------------------  --------------------
Total current liabilities                                                    15,519              13,570
                                                                 -------------------  --------------------

ACCRUED SEVERANCE PAY                                                         5,298               4,627
                                                                 -------------------  ------------------

SHAREHOLDERS' EQUITY
Share capital                                                                 1,794               1,794
Additional paid-in capital                                                   58,657              59,056
Retained earnings (Accumulated deficit)                                     (4,662)              25,418

                                                                 -------------------  ------------------
Total shareholders' equity                                                   55,789              86,268
                                                                 -------------------  ------------------

                                                                 -------------------  ------------------
Total liabilities and shareholders' equity                                  $76,606            $104,465
                                                                 ===================  ==================
                                       ###
